UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Z-SEVEN FUND INC (Name of Issuer)
Common Stock (Title of Class of Securities)
988789-10-03 (CUSIP Number)
Barry Ziskin Z-Seven Fund, Inc. 1819 S. Dobson Road, Suite 109 Mesa, AZ 85202 480-897-6214 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 05, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 988789-10-03

1.	Names of Reporting Persons. Barry Ziskin I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 585,896.66

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 585,896.66

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 585,896.66

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.63%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 988789-10-03

1.	Names of Reporting Persons. Top Fund Management, Inc. I.R.S. Identification No. 11-2655775

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,200.00

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 93,200.00

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,200.00

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.87%

14.	Type of Reporting Person IA
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SCHEDULE 13D
CUSIP No. 988789-10-03

1.	Names of Reporting Persons. Ziskin Asset Management Profit Sharing Plan I.R.S. Identification No. 86-0672130

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,313.66

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 111,313.66

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,313.66

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.82%

14.	Type of Reporting Person EP
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SCHEDULE 13D
CUSIP No. 988789-10-03

1.	Names of Reporting Persons. Ziskin Asset Management, Inc. I.R.S. Identification No. 13-2835479

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 368,002.00

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 368,002.00

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,002.00

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 19.24%

14.	Type of Reporting Person IA
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Item 1. Security and Issuer

          This statement (the "Statement") relates to the common shock par value $1.00 per share (the "Common Stock") of Z-Seven Fund, Inc. (the "Issuer"), with principal executive offices located at 1819 South Dobson Road, Suite 109, Mesa, Arizona 85202.

Item 2. Identity and Background.

(a)

Name:  This Statement is a group filing filed by Barry Ziskin, TOP Fund Management, Inc. ("TOP Fund"), Ziskin Asset Management Profit-Sharing Plan ("ZAM Profit Sharing Plan"), and Ziskin Asset Management, Inc., f/k/a The Opportunity Prospector, Inc. ("ZAM"). This Statement was originally filed on September 3, 1985 for August 1985 and has been amended on February 28, 1986, November 30, 1986, December 31, 1988, September 21, 1998, and November 1, 2000. This Statement has been amended and restated to reflect certain changes in the percentage of ownership of the shares of the Common Stock of the issuer by the members of the group. Members of the group have owned more than five percent (5%) of the outstanding shares of the Common Stock since January 5, 1984.

(b)

Residence or business address:  Barry Ziskin is the founder of the Issuer and currently serves as a director, the President and Treasurer of the Issuer. Mr. Ziskin is the sole shareholder, President and Treasurer of TOP Fund and ZAM and the Trustee of ZAM Profit Sharing Plan. Mr. Ziskin's address is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202. Mr. Ziskin is a citizen of the United States of America.

(c)

Present Principal Occupation or Employment:  TOP Fund, a corporation organized under the laws of New York, is a registered investment adviser that manages the investment portfolio of the Issuer. TOP Fund is the original and current investment adviser to the Issuer. The address of TOP Fund is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

         ZAM Profit Sharing Plan is a profit sharing plan established for the benefit of the employees of ZAM. The address of ZAM Profit Sharing Plan is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

         ZAM, a corporation organized under the laws of New York, is a registered investment adviser. ZAM is an affiliate of TOP Fund. ZAM's address is 1819 S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

(d)

Criminal Conviction:  Mr. Ziskin has not been convicted in any criminal proceedings or been a party to any civil proceedings in the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)

Court or Administrative Proceedings:  Mr. Ziskin has not been convicted in any criminal proceedings or been a party to any civil proceedings in the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration:

          Prior to the two-for-one stock split of the Common Stock on December 31, 1997, (the "Stock Split"), the members of the group purchased Common Stock on the open market as set forth in Item 5 below using personal funds or working capital. Following the Stock Split, Mr. Ziskin has purchased Common Stock on the open market on behalf of his daughter and son using personal funds. No member of the group purchased any Common Stock as set forth in Item 5(c) below with borrowed funds.

         TOP Fund purchased Common Stock through the use of working capital.

         ZAM purchased Common Stock through the use of working capital on the open market. ZAM has did not borrow funds in order to obtain shares of Common Stock. Following the Stock Split, ZAM transferred 23,600 shares of Common Stock to the Issuer.

         ZAM Profit Sharing Plan purchased Common Stock through the use of working capital. Following the Stock Split, ZAM Profit Sharing Plan acquired 1,000 shares through purchases on the open market.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The shares of Common Stock acquired by members of the group were purchased in the open market, or in private transactions between members of the group, for investment only. Specifically, the reporting persons do not have any plan or proposals that relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 in Schedule 13D.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Barry Ziskin beneficially owns 585,896.66 shares of Common Stock, representing 30.63% of the outstanding Common Stock, including 3,186 shares held for his daughter, 1,520 shares held for his son, 93,200 shares owned by TOP Fund, 111,313.66 shares owned by ZAM Profit Sharing Plan, and 368,002 shares owned by ZAM.

         TOP Fund owns 93,200 shares of Common Stock, representing 4.87% of the outstanding Common Stock.

         ZAM Profit Sharing Plan owns 111,313.66 shares of Common Stock, representing 5.82% of the outstanding Common Stock.

         ZAM beneficially owns 368,002 shares of Common Stock, representing 19.24% of the outstanding Common Stock.

(b)

Barry Ziskin has the sole power to vote all 585,896.66 shares that he beneficially owns. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

         TOP Fund has the sole power to vote all 93,200 shares that it owns. Mr. Ziskin, as President and the sole shareholder of TOP Fund, has the ability to direct the vote of these shares.

         ZAM Profit Sharing Plan has the sole power to vote all 111,313.66 shares that it owns. Mr. Ziskin, as sole trustee of ZAM Profit Sharing Plan, has the ability to direct the vote of these shares. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

         ZAM has the sole power to vote all 368,002 shares that it beneficially owns. Mr. Ziskin, as President and sole shareholder of ZAM has the ability to direct the vote of these shares. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

(c)

Since the most recent amendment to Schedule 13D, Mr. Ziskin has gifted 6,500 shares of Common stock to Childreach on August 21, 2001, 6,650 shares to Christian Children's Fund on August 21, 2001, 300 shares on November 1, 2001, 800 shares on February 1, 2002, and 200 shares on March 5, 2002 as personal gifts to individuals. The closing prices of the stock on those dates were $5.45, $5.45, $4.20, $4.25, and $4.25, respectively. In addition, Mr. Ziskin sold, in private transactions, 500 shares to ZAM Profit Sharing Plan on February 8, 2002 at a price of $4.2518, 100 shares to Ariana Shayne Ziskin UGMA AZ on January 28, 2002 at a price of $4.40, and 100 shares to Jacob Tyler Ziskin U/AZ/UTMA on January 28, 2002 at a price of $4.40. Mr. Ziskin made a capital contribution to TOP Fund on December 28, 2001 of 40,000 shares.

         Since the most recent amendment to Schedule 13D, TOP Fund received 40,000 shares from Barry Ziskin as a capital contribution of Common Stock.

         Since the most recent amendment to Schedule 13D, ZAM Profit Sharing Plan has purchased Common Stock on the open market through the Issuer's dividend reinvestment plan and from Barry Ziskin, including the following purchases:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
December 29, 2000 October 26, 2001 February 8, 2002	1,671.27 6,362.47 500	$6.9100 $4.2300 $4.2518

Since the most recent amendment to Schedule 13D, ZAM has not effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Under an agreement dated December 29, 1983, between the Issuer and ZAM, ZAM must vote all shares of the Common Stock that it owns directly or indirectly on each matter presented to the shareholders for their vote, in the same proportion for and against such matters as all outstanding shares owned by other shareholders of the Issuer are voted on such matters.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 08, 2002
Barry Ziskin
By:	/s/ Barry Ziskin Barry Ziskin
Top Fund Management, Inc.
By:	/s/ Barry Ziskin Barry Ziskin
Title:	President
Ziskin Asset Management Profit Sharing Plan
By:	/s/ Barry Ziskin Barry Ziskin
Title:	Trustee
Ziskin Asset Management, Inc.
By:	/s/ Barry Ziskin Barry Ziskin
Title:	President

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